Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Michal Mazurek, CFO Stream Communications +48-22-538-9117 mmazurek@centrumdb.pl

FOR IMMEDIATE RELEASE

STREAM COMMUNICATIONS ANNOUNCES TWO NON-BINDING OFFERS

WARSAW, Poland, July 1, 2009 - The Board of Stream Communications Network & Media Inc. (the Company or Stream Communications) (OTC Pink Sheets: SCNWF)  wishes to announce that two non- binding offers have been received for the subscribers of Stream Communications SP. z o.o. owned jointly by the Company and our partner Penta. The offers, both from qualified purchaser groups, are being evaluated presently. If the offers are deemed workable, negotiations with one of the two groups could be expected to begin within the next two weeks. Penta has also confirmed their willingness to sell at this time, in advance of the agreed targeted exit in early 2011, on the proviso that price and terms are acceptable. A further announcement will be made if and when a successful offeror is selected and sale agreement executed, which will identify the successful offeror and also give an outline of the agreed sale price, due diligence period, closing date, as well as an estimate of the sale proceeds for eventual pro-rata distribution to shareholders.  Investors are cautioned that these offers are very preliminary in nature and there are no assurances that any sale will be successfully negotiated on terms acceptable to the Company and its partner.

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is developing greenfield projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.